EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 10, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Reports Q1 2017 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX-V, ASM: NYSE–MKT, GV6: FSE, “Avino” or “the Company”) is pleased to announce the consolidated financial results for the Company’s first quarter ended March 30, 2017. The financial statements and the management discussion and analysis can be viewed on the Company's web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“We are pleased to commence reporting in USD, which will better reflect the Company’s business activities and will, therefore, improve investors’ ability to compare the Company’s financial results with other publicly traded mining companies. Our Q1 results reflect improvements in revenues, operating income, and net income. We remain focused on our objectives which include our expansion plans announced in January that are progressing very well, and we are confident that the implementation of these important plans will continue to support the company’s growth efforts. We experienced lower production and development numbers in the first quarter compared to the same period last year, except gold production, which increased by 23%. While the results are lower, due to lower grade material being mined, we are confident that the company will achieve another solid year. Our team continually looks to improve efficiencies, and we are very appreciative of their support and dedication. Other key achievements for the quarter included the commencement of the work required for the expansion of Mill Circuit #4, the receipt of a positive Preliminary Economic Assessment of the Oxide Tailings at the Avino mine, and a review of possible alternatives to the Tailings Storage Facility.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd

FIRST QUARTER 2017 HIGHLIGHTS – IN $USD

•	Generated revenues of $8.1 million from the sale of concentrates, a 306% increase from the first quarter of 2016 due to the commencement of production mining at the Avino mine during the second quarter of 2016

•	Mine operating income of $3.5 million, a 168% increase compared to the first quarter of 2016

•	Net income after taxes of $0.7 million or $0.01 per share

•	Working capital of $21.1 million

•	Net earnings of $1.1 million

•	Produced 604,643 silver equivalent ounces¹, including 320,082 ounces of silver, 1,837 ounces of gold and 1,024,853 pounds of copper

•	Consolidated all-in sustaining cost (“AISC”)[2] was $9.55 per payable silver equivalent ounce, a 16% increase compared to $8.22 per ounce in the first quarter of 2016

•	Average realized selling prices for silver and gold were US$17.38 and US$1,218 per ounce, respectively

•	Cash of $7.7 million and short term investments consisting of cash of $10 million was on hand at the end of the quarter

Avino Silver & Gold Mines Ltd. – May 10, 2017

Avino Reports Q1 2017 Financial Results

HIGHLIGHTS	First Quarter 2017	First Quarter 2016	Change
Operating
Tonnes Milled	136,686	140,116	-2%
Silver Ounces Produced	320,082	403,447	-21%
Gold Ounces Produced	1,837	1,497	23%
Copper Pounds Produced	1,024,853	1,350,912	-24%
Silver Equivalent Ounces[1] Produced	604,643	715,933	-16%
Concentrate Sales and Cash Costs
Silver Equivalent Ounces Sold[2]	524,356	150,507	237%
Cash Cost per Silver Equivalent Ounce[2,3]	$8.01	$4.11	95%
All-in Sustaining Cost per Silver Equivalent Ounce[2,3]	$9.55	$8.22	16%
Average Realized Silver Price per Ounce	$17.38	$16.42	6%
Average Realized Gold Price per Ounce	$1,218	$1,194	2%
Average Realized Copper Price per Tonne	$5,873	-	-%
Financial
Revenues	$8,127,863	$2,002,728	306%
Mine Operating Income	$3,460,843	$1,291,889	168%
Net Income (Loss)	$721,305	$42,246	1,607%
Cash	$7,654,982	$4,637,163	65%
Working Capital	$21,133,853	$2,900,349	629%
Shareholders
Earnings (Loss) per Share ("EPS") – Basic	$0.01	$0.00	100%
Cash Flow per Share (YTD)[3]	$0.04	$0.02	100%

1. For comparison purposes, the silver equivalent ratio has ben calculated using metal prices of $17.42 oz Ag, $1,220 oz Au and $2.63 Lb Cu. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding. Metal production is expressed in terms of silver equivalent ounces, (oz Ag Eq), the formula for which depends on the copper, gold and silver metal prices used in each period and hence are only indicative.

2. “Silver equivalent ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.

Financial Results

The Company generated revenues of $8.1 million during the first quarter of 2017; a 306% increase compared to the first quarter of 2016. The increase is a result of the commencement of production mining at the Avino Mine.

Mine operating income was $3.5 million during the first quarter of 2017, an increase of $2.2 million or 168% from $1.3 million in 2016. During the first quarter of 2017, net income increased by 1,607% to 0.7 million or $0.01 per share, compared to net income of $42 thousand or $0.00 basic and diluted per share during the corresponding period of 2016.

Operational Results

Silver equivalent production for the first quarter of 2017 decreased by 16% to 604,643 oz1 compared to 715,933 oz1 in the first quarter of 2016. Silver production for the first quarter of 2017 decreased 21% to 320,082 oz compared to 403,447 oz in the first quarter of 2016. Gold production for the first quarter of 2017 increased by 23% to 1,837 oz compared to 1,497 oz in the corresponding period of 2016. Copper production decreased by 24% to 1,024,853 lbs compared to 1,350,912 lbs in the first quarter of 2016. Total mill feed processed during the first quarter of 2017 was 136,686 dry tonnes compared to 140,116 dry tonnes during the first quarter of 2016, a decrease of 2%.

Avino Silver & Gold Mines Ltd. – May 10, 2017

Avino Reports Q1 2017 Financial Results

At the Avino Mine, silver equivalent ounces1 produced during the first quarter of 2017 totalled 439,163 compared to 474,206 during the first quarter of 2016, a decrease of 7%. The lower production is due to the lower grade material being mined.

At the San Gonzalo Mine, silver equivalent ounces1 produced during the first quarter of 2017 totalled 165,480 representing a decrease of 32% compared to 241,727 in the first quarter of 2016.

Costs and Capital Expenditures

Consolidated all-in sustaining cash costs per AgEq ounce1 during the first quarter of 2017 were $9.55 compared to $8.22 during the corresponding period of 2016, an increase of 16%.

All-in sustaining cash costs at San Gonzalo during the first quarter of 2017 were $6.21 per AgEq ounce1 compared to $8.22 during the first quarter of 2016, a decrease of 24%. All-in sustaining cash costs at Avino during the first quarter of 2017 were $10.81, with no comparable available as production mining commenced as of April 1, 2016.

Capital expenditures during the three months ended March 31, 2017, were $1,965,198 compared to $946,217 for the corresponding period of 2016 (net of concentrate proceeds of $4,294,464).

Capital expenditures relate to the Avino mine advancement (including Mill Circuit #4) and mining and production equipment to advance operations at the San Gonzalo, Avino, and Bralorne mines.

Bralorne Mine Update

During the first quarter of 2017, the Company continued to develop and review strategic operating plans to achieve a profitable operation at Bralorne. The mine plan includes changing the mining method to long hole mining, which is considered safer and less labour intensive than previous methods employed, and is expected to support a higher production rate. Engineering is in progress to expand the mill and to upgrade the surface infrastructure for a larger operation. Work in the mill during the quarter was focused on demolishing the old ore and waste bins plus the removal of all of the old crushing equipment to create room for new larger components.

In February 2017, Bralorne, in conjunction with North Island College, the B.C. Government and First Nations completed a second educational cohort to provide basic mining training for members of the St’at’imc First Nation in Lillooet. Bralorne provided support and access to the mine site for hands-on training. To date, 22 students have graduated from the program, two of whom are now full time employees.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, all of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Avino Silver & Gold Mines Ltd. – May 10, 2017

Avino Reports Q1 2017 Financial Results

Conference Call

Avino will be holding a conference call on May 11, 2017 at 8:00 am Pacific Daylight Time (11:00 am Eastern Daylight Time).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's web site within one hour following the conclusion of the call.

Qualified Person(s)

Avino's Mexican projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director; Avino’s Bralorne Mine project is under the supervision of Fred Sveinson, B.A., BSc, P.Eng, Avino Senior Mining Advisor. These individuals are qualified persons (“QP”) within the context of National Instrument 43-101. The respective QP’s have reviewed and approved all the applicable technical data in this press release.

Outlook

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition and advancement of mineral exploration and mining properties. We are committed to expanding our operations and managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

The Company remains focused on the following key objectives:

1.	Maintain and improve profitable mining operations while managing operating costs and achieving efficiencies;

2.	Advance the Bralorne project towards profitable production;

3.	Explore regional targets on the Avino Property followed by other properties in our portfolio;

4.	Assess the potential for processing the oxide tailings resource from previous milling operations and;

5.	Identify and evaluate potential projects for acquisition.

Avino Silver & Gold Mines Ltd. – May 10, 2017

Avino Reports Q1 2017 Financial Results

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.